FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Korchun, Walter M. (Last) (First) (Middle) 11720 Amber Park Drive Suite 600 (Street) Alpharetta, GA 30004 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 08/21/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Certegy Inc.

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Corporate Vice President, General Counsel and Secretary

6. If Amendment,
    Date of Original
    (Month/Day/Year)

08/21/2002

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	15,000	D
Common Stock	129	I	By 401(K) Plan

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Stock Option (right to buy)	(1),(2) / 6/15/2010	Common Stock / 6,126	$21.73	D
Stock Option (right to buy)	(1),(3) / 1/29/2011	Common Stock / 2,328	$23.72	D
Stock Option (right to buy)	(4) / 10/31/2011	Common Stock / 3,750	$28.50	D
Stock Option (right to buy)	(5) / 2/12/2012	Common Stock / 5,250	$34.96	D
Stock Option (right to buy)	(6) / 8/21/2012	Common Stock / 25,000	$33.10	D
Explanation of Responses:

(1) The options are replacements of options originally granted under Equifax's Stock Option Plan. The replacements were in connection with the July 7, 2001 distribution by Equifax of all the outstanding common stock of Certegy to the shareholders of Equifax.
(2) 3,064 options vested on date of grant (June 15, 2000), 3,063 options vested on first anniversary of date of grant, 3,063 options vested on second anniversary of date of grant and remaining 3,063 options vest on third anniversary of the date of grant. Options for 6,127 shares were previously exercised.
(3) 1,164 options vested on date of grant (January 29, 2001), 1,164 options vested on first anniversary of date of grant, remaining 2,328 options vest in two equal installments on the second and third anniversaries of the date of grant. Options for 2,328 shares were previously exercised.
(4) 1,250 options vested on date of grant (October 31, 2001), remaining 3,750 options vest in three equal installments on each of the first, second and third anniversaries of the date of grant. Options for 1,250 shares were previously exercised.
(5) 10,588 options vested on date of grant (February 12, 2002), remaining 5,250 options vest in three equal installments on each of the first, second and third anniversaries of the date of grant. Options for 9,588 shares were previously exercised.
(6) 6,250 options vested on the date of grant, with the remaining 18,750 shares vesting in three equal installments on each of the first, second and third anniversaries of the date of grant (August 21, 2002). The initial filing of this Form 3 misstated the vesting schedule.

By:	Date:
/s/ Marcia R. Glick, Attorney-in-Fact	04/01/2003
Marcia R. Glick signing for Walter M. Korchun pursuant to a Power of Attorney on file
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Korchun, Walter M. (Last) (First) (Middle) 11720 Amber Park Drive Suite 600 (Street) Alpharetta, GA 30004 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Certegy Inc.	Statement for (Month/Day/Year) 08/21/2002

POWER OF ATTORNEY

        The undersigned constitutes and appoints Marcia R. Glick and Pamela A. Tefft, and each of them, with full power to act alone, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to execute and acknowledge Forms 4 (including amendments to them) with respect to securities of Certegy Inc. (the "Company"), and to deliver and file them with all exhibits, and all other documents in connection with them, to and with the Securities and Exchange Commission, the national securities exchanges and the Company pursuant to Section 16(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations under that Act, granting to those attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact, or any one of them, or his/her substitute or their substitutes, lawfully do or cause to be done by virtue hereof. The undersigned agrees that each of the attorneys-in-fact may rely entirely on information furnished orally or in writing by the undersigned to them.

        The validity of this Power of Attorney will not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

        EXECUTED on October 1, 2002.
STATE OF GEORGIA

COUNTY OF         FULTON

        SWORN TO AND SUBSCRIBED BEFORE ME on this 1st day of October, 2002.

                                                /s/ Anna C. Mitchell
                                        Notary Public

                                                /s/ Walter M. Korchun
                                                Walter M. Korchun

My Commission Expires:

October 15, 2005